Exhibit 4.18

Service Agreement

This Service Agreement (the "Agreement") is made  and entered into as of February 1, 2014, by and among Ituran Location and Control Ltd., an Israeli corporation number 520043811 with its principal office at 3 Hashikma St., Azour, Israel (the “Company”), ORAS Capital Ltd., an Israeli corporation number 514079417, with its registered office at 7 Shraga Freidman St., Tel-Aviv (the "Service Provider"), and Eyal Sheratzky, an individual with I.D. number 023909641,  residing at 7 Shraga Freidman St., Tel Aviv (the “Executive”).

WHEREAS, the Executive is the employee of the Service Provider; and

WHEREAS, the Executive has been serving as the Co-Chief Executive Officer of the Company as an independent contractor; and

WHEREAS, in accordance with the Companies Law, 1999 (the "Companies Law"), the Company is required to approve the Executive's terms of service every three years; and

WHEREAS, on October 31, 2013, the Company adopted a compensation policy for office holders (the "Compensation Policy"); and

WHEREAS, the Company desires to adjust the Executive's terms of service such that they shall conform to the provisions of the Compensation Policy; and

WHHEREAS, the Executive has been serving the Company for approximately 18 years, and as a Co-Chief Executive for 10 years; and his services are indispensable and necessary for the Company; and

WHEREAS, the Company has examined the terms of service of office holders who serve similar positions at peer-companies (as described in Section 2.3.7 of the Compensation Policy), including in view of the peer-companies' financial performance as compared to the Company's; and

WHEREAS, on January 28, 2014, following the approval of the Company's compensation committee and board of directors, the general meeting of shareholders of the Company approved the Executive's terms of service by a special majority as required under the Companies Law; and the parties wish to provide for the terms of service of the Executive in the Company in an agreement as set forth below;

W I T N E S S E T H :

In consideration of the mutual covenants contained herein, the parties hereto agree as follow:

1.	Preamble and Heading

1.1.	The preamble to this agreement forms an integral part hereof.

1.2.	The headings of the sections hereof are intended for the convenience of the reader only, and should not be used for any interpretive purpose whatsoever.

2.	Review of the Services, their Quality and their Nature

In the framework of providing the Services (as defined below), the Service Provider and the Executive shall be subject to a review of the quality and nature of the Services. The review shall be performed by the Company's board of directors and/or internal auditor and/or shareholders and/or a person appointed by the shareholders for this purpose. The Service Provider undertakes to consider the review and to correct whatever is required correction pursuant thereto.

3.	The Services

3.1.
The Service Provider shall provide the following management services to the Company through the Executive at a scope of a full-time employment. The services shall be provided personally by the Executive only, who shall serve as Co-Chief Executive Officer of the Company. As part of its services to the Company through the Executive, the Service Provider shall be responsible, among other things, for the following (the "Services"):

3.1.1.	the Company's operations abroad, including oversight of the operations of the Company's subsidiaries' abroad;

3.1.2.	raising capital abroad;

3.1.3.	analysis of new markets and the possible value of launching new products abroad;

3.1.4.	creating, advancing and maintaining relationships with shareholders;

3.1.5.	examining and conducting negotiations for cooperation and acquisition of companies and/or activity abroad that will facilitate expansion of the Company's operations;

3.1.6.	providing on-going activity reports to the Company's board of directors and any other information requested of the Executive; and

3.1.7.	other services as shall be requested of the Executive from time to time by the Company's board of directors.

3.2.
The Executive must inform the Company's board of directors without delay of any material matter in the Company concerning his areas of responsibility and shall report to the Company's board of directors of any such matter with out delay.

3.3.	The Executive undertakes to perform his position with dedication and loyalty, to use all his capabilities, knowledge, experience and time for the benefit and advancement of the Company.

3.4.
The Executive undertakes to inform the Company's board of directors, immediately and without delay, of any matter or subject with respect to which he has a personal interest that creates and/or could create a conflict of interests with the Services and with the Company's interest.

3.5.
Since the Executive is an independent contractor engaged through the Service Provider and since, even if the Executive was deemed an employee of the Company for any reason, his position is considered a position that requires a special degree of personal trust, in the meaning of the Work and Rest Hours Law, 1951; then the provisions of this law shall not apply to the Executive and he shall not be entitled to any additional compensation for his services, except the compensation explicitly set forth in this Agreement.

3.6.	The Service Provider undertakes to provide the Services at any location required, in Israel and abroad, reasonably and without any hours' limitation.

3.7.
Upon the termination of the Service Provider's services to the Company through the Executive for any reason whatsoever, the Service Provider and the Executive undertake to orderly transfer their position as instructed by the Company and to submit to the Company all documents, information and any other material they received or that was prepared by the Executive in connection with the Services, until the termination of the Agreement.

4.	The Consideration for the Services

As a final and definite compensation for the provision of the Service to the Company and compliance with all the obligations of the Service Provider and the Executive pursuant to this Agreement, the Service Provider shall be entitled to the following compensation:

4.1.	Base Pay.

4.1.1.
The Company shall pay the Service Provider a monthly payment in the amount of NIS 175,000 (one hundred seventy five thousand NIS) plus VAT (the "Fixed Monthly Pay") against the receipt of a lawful tax invoice and an exemption from deduction of tax at the source. If the Company is not presented with an approval of such exemption, it shall be entitled to deduct from the Fixed Monthly Pay all taxes applicable to the Service Provider that it must deduct at the source pursuant to the law. The Fixed Monthly Pay shall be linked to the consumer price index for December 2013 and shall be accordingly adjusted at the beginning of each calendar year during the term hereof. It is hereby clarified that except as set forth below, the Fixed Monthly Pay is the final and definite consideration for the Services and any tax applicable to the Service Provider and/or the Executive with respect to the receipt of such consideration, shall be paid by them.

4.1.2.
At the request of the Service Provider, part of the Fixed Monthly Pay may be granted through benefits, such as the provision of a company car for the use of the Executive and the payment of its maintenance costs and the cost of tax resulting therefrom.

The Fixed Monthly Pay shall also include the Executive's entitlement for vacation and sick days as follows: the Executive shall be entitled to 25 days of vacation for each full year hereunder (on the basis of 5 work days per week); and to sick days in the amount set forth in the Sick Pay Law, 1976.

4.1.3.
Subject to the explicit provisions of this Agreement, the Service Provider alone shall bear (for the Executive) income tax payments, social security, health insurance and any other payment for any tax authority with respect to the Fixed Monthly Pay. In the event that as a result of this Agreement, additional tax expenses are created, such shall be fully borne by the Service Provider and the Company shall not be requested to bear them, even if such requests shall be presented to it.

4.1.4.
the Executive may request to provide the Services to the Company as an employee, and not through the Service Provider, and in such event, the Executive and the Company shall execute an employment agreement in lieu of this Agreement, which shall also set forth the provisions of social securities and other benefits that the Company usually grants its senior executive officers (which may not deviate from the provisions of the Compensation Policy in this respect); and the Service Provider shall not have any claim or demand towards the Company. However, it is agreed that in any event, the nature of the agreement pursuant to which the Services are provided shall not affect the cost to the Company of the provision of the Services as set forth in this Agreement.

4.2.
Expenses. The Executive shall be entitled to payment and/or reimbursement of expenses, including hosting expenses and subsistence allowance abroad, against the presentation of receipts and/or a report in compliance with the Company's procedures, as customary at the Company, and to the receipt of a Company's credit card for this purpose.

4.3.	Target-based Cash Incentive.

4.3.1.
In addition to the Fixed Monthly Pay, the Service Provider shall be entitled to receive target-based cash incentives (the "Target Based Cash Incentives") for the Company's achievement of the following Profit-Before-Tax targets in each calendar year following the Effective Date, in which the Minimum Threshold (as defined below) has been achieved:

Company's Profit-Before-Tax Targets (in USD thousands)	Level of Incentive - As a Percentage of the Annual Cost of Pay
24,001 - 27,500	20%
27,501-31,000	45%
31,001-35,000	75%
35,001-39,000	110%
Above 39,001	150%

"Minimum Threshold" means, with respect to a particular calendar year, a minimum Company's Return on Equity (as defined below) of 15%, and a minimum Company's Profit-Before-Tax of USD 24 million.

"Return on Equity" means,  with respect to a particular calendar year, the ratio between the net income for such year and the average of the shareholders' equity at the beginning of such calendar year and at the end of each calendar quarter of such year; calculated in accordance with the Company's audited or reviewed consolidated financial statements for such year, as the case may be, after taking into account Executive Officers' compensation, but excluding adjustments of the value of assets and obligations to their fair value in accordance with accounting standards.

"Profit-Before-Tax" means, with respect to a particular calendar year, the Company's profit before tax for such year in accordance with the Company's audited consolidated financial statements for such year, after taking into account Executive Officers' compensation, but excluding adjustments of the value of assets and obligations to their fair value in accordance with accounting standards.

"Executive Officers" means Office Holders of the Company ("Nosei Misra", as such term is defined in the Companies Law) who serve as the Company's President, Co-CEOs and other executives who are deemed Office Holders of the Company, as well as Office Holders of the Company's Israeli wholly owned subsidiaries, provided they report to the Company's CEO.

"Cost of Pay" means, the amount reflected by the tax invoice(s) issued by the Service Provider to the Company with respect to the Fixed Monthly Pay plus the cost to the Company of the company car provided to the Executive and related expenses (if provided). It is clarified, that in the event that the Executive shall provide the Services to the Company as an employee, the term "Cost of Pay" means the base pay paid to the Executive (i.e. gross fixed payment for the Services not including expenses, benefits and bonuses) plus 40% thereof.

4.3.2.
Target-based Cash Incentives shall become payable upon the lapse of 30 days from the date of publication of the Company's audited annual financial statements (the "Entitlement Date"); and such cash incentive shall be paid on the Entitlement Date. However, if the Target-based Cash Incentive exceeds an amount equal to 100% of the annual Cost of Pay for such year (the "100% Threshold"), then 20% of the amount by which the Target-based Cash Incentive exceeds the 100% Threshold (the "Deferred Portion") shall not be paid on their Entitlement Date, but rather shall be deferred and paid in two equal installments on the first and second anniversary of the Entitlement Date, provided that the Minimum Threshold was achieved during the first calendar year (for the first installment) and during the second calendar year (for the second installment) following the Entitlement Date, respectively. The Deferred Portion shall be linked to the consumer price index known on the Entitlement Date.

4.3.3.
The Company may pay to the Service Provider advances on account of expected Target-based Cash Incentives, based on the Company's reviewed financial statements, prior to the Entitlement Date; provided that if on the Entitlement Date, it turns out that such advances exceed the Target-based Cash Incentives to which the Service Provider is entitled, then the excess amounts shall be returned to the Company or shall be deducted from the payment of the remainder Target-based Cash Incentives on the Entitlement Date, as the case may be.

4.4.	Excess Return Cash Incentives.

4.4.1.
In addition to the Fixed Monthly Pay and the Target-based Cash Incentives, the Service Provider shall be entitled to receive a cash grant based on the Company's Stock Yield as compared to the TA 100 Index's Yield, as set forth below (the "Excess Return Cash Incentive").  In the event that the Company shall de-list from the Tel-Aviv Stock Exchange, and the Company's board of directors and compensation committee shall select a comparable NASDAQ index for the purpose of this Excess Return Cash Incentive, this section shall be revised automatically in order to reflect such resolution of the compensation committee and the board.

"Company's Stock Yield" means the percentage of increase or decrease of the Company’s stock price on the Tel-Aviv Stock Exchange over an Examined Period (as defined below), as adjusted for dividend distribution, calculated based on the average adjusted closing price of the Company's shares on the Tel-Aviv Stock Exchange during the 5 business days prior to and the 5 business days after the commencement and end of such Examined Period.

"TA 100 Index's Yield" means the percentage of increase or decrease of the TA 100 Index over an Examined Period, calculated based on the average TA 100 Index closing quotes during the 5 business days prior to and the 5 business days after the commencement and end of such Examined Period.

4.4.2.
At the end of each calendar year following the Effective Date, the Company shall examine the Company's Stock Yield since January 1 of such year or, with respect to the first year of this Agreement – since the date of its approval by the Company's general meeting of shareholders (an "Examined Period"), as compared to the TA 100 Index's Yield over such Examined Period; and to the extent that the Company's Stock Yield exceeds the TA 100 Index's Yield for such period, the Service Provider shall receive an amount equal to 50% of the monthly Cost of Pay for each 1% of excess return (in percentage points' terms), or a relative amount in the event of a partial excess return. For the avoidance of doubt, in the event that the Company's Stock Yield during such period is negative, no grant shall be awarded.

The Excess Return Cash Incentive for each year shall not exceed an amount equal to the Executive's annual Cost of Pay for such year.

4.4.3.
To the extent that the Service Provider is entitled to receive an Excess Return Cash Incentive with respect to a certain calendar year, then such incentive shall be paid within 30 days from the end of such calendar year.

4.5.	Restrictions and Terms for the Payment of the Target-based Cash Incentives and the Excess Return Cash Incentive (the "Grants").

4.5.1.
In the event that this Agreement is terminated during a calendar year, the Company's compensation committee and board of directors shall determine the relative amounts out of the Grants to which the Service Provider is entitled for the portion of the year during which this Agreement was in force; and these amounts shall be paid within 30 days after the termination of this Agreement.

4.5.2.
It is hereby clarified that in the event that the initial calculation of all the Executive Officers' variable compensation pursuant to their service and employment agreements, as the case may be, would have resulted in the Company's failure to achieve the Minimum Threshold, then the amounts of the target-based cash incentives for each Executive Officer (including the Executive through the Service Provider) shall be reduced in proportion to his/her portion of the total target-based cash incentives for all Executive Officers such that the Minimum Threshold shall be achieved.

4.5.3.
On the date of determination of the Executive Officer's entitlement for a Target-based Cash Incentive for a particular year, the Company's compensation committee shall examine whether the total amount of grants to which Executive Officers are entitled with respect to such calendar year and which constitute variable components of their terms of services (the "Total Amount of Grants to Executive Officers"), exceed an amount equal to 10% of the Company's EBITDA for such year (the "EBITDA's Threshold"), as calculated in accordance with data extracted from the Company's audited consolidated annual financial statements, after taking into account the Executive Officers' fixed compensation but excluding their variable compensation. In such event, the amount by which the Total Amount of Grants to Executive Officers exceeds the EBITDA's Threshold shall be referred to as the "Excess Amount".

In the event that the Total Amount of Grants to Executive Officers exceeds the EBITDA's Threshold, then the Grants to which the Service Provider is entitled shall be reduced by an amount equal to the Service Provider's Rate of Grants (as defined below) out of the Excess Amount. The term "Service Provider's Rate of Grants" means the percentage which the Service Provider's Grants constitute out of the Total Amount of Grants to Executive Officers.

4.5.4.
The Company's board of directors shall have the right, under special circumstances at its discretion, to reduce the amount of Grants to which the Service Provider is entitled, upon a 60 days prior notice.

4.5.5.
The Service Provider shall be required to return any compensation paid to it on the basis of results included in financial statements that turned out to be erroneous and were subsequently restated in the Company's financial statements published during the three year period following publication of the erroneous financial statements; to the extent they would not have been entitled to the compensation actually received had it been determined based on the restated financial statements. In such case, compensation amounts will be returned within 60 days from the date of publication of the restated financial statements, net of taxes that were withheld thereon. If the Service Provider has a right to reclaim such tax payments with respect to Grants which were paid in excess from the relevant tax authorities, then the Service Provider shall reasonably act to reclaim such amounts from the tax authorities and upon their receipt, shall remit them to the Company.

5.	Confidential Information and Non-Compete

5.1.
The Executive undertakes to maintain in complete secrecy all Information it receives while and upon the provision of the Services to the Company hereunder. "Information" means, including prices, costs, lists of service providers, lists of customers, plans, quantities,  profit and loss calculations, market research, computer programs, information technologies and any other information of the Company which is not in the public domain. In addition, the Executive undertakes not to intentionally harm the Company's reputation in any manner. This undertaking shall survive the termination of this Agreement.

5.2.
For twelve months following the Executive's termination of Services pursuant to this Agreement, the Executive shall not engage within Israel and within any other country in which the Company conducts its business, in any undertaking which directly competes or could directly compete with the Company, either individually or through any other entity on his behalf, whether as an employee or independently and whether directly or indirectly, unless the Company has agreed to such engagement in writing and in advance.

5.3.
For the avoidance of doubt, it is certified that any existing and/or future developments, improvements in the Company's products and any intellectual property resulting from the provision of the Services by the Executive, including registered or unregistered rights, whether developed by the Executive during the work hours or outside of the work hours, within or outside the Company's offices, including in the Executive's home, in Israel or abroad, shall be the sole property of the Company.

6.	Term of the Agreement

6.1.
This Agreement became effective on February 1, 2014 (the "Effective Date") and shall remain in effect, unless otherwise amended in writing, which is signed by all the parties hereof, and/or termination pursuant to the provisions of sections 6.2-6.4 below, for a period of three years.

6.2.
Each of the Company and the Service Provider may notify the other party of the termination of this Agreement by a 180-days prior written notice (the "Advanced Notice Period"). During the Advanced Notice Period, the provisions of this Agreement shall continue to bind the parties hereof, however, the Company may inform the Service Provider that it does not wish to receive the Services by the Executive and that the Executive should not arrive to the Company's offices. In such event, the Service Provide and the Executive shall be entitled to all their rights hereunder. At the end of the Advanced Notice Period, the Executive shall return to the Company its cellular phone, the company car and any other Company's equipment in his possession (if any).

6.3.	Notwithstanding the provisions of section 6.2 above, the Company may terminate this Agreement without an advance notice and without compensation if the following shall occur:

6.3.1.	The Executive is convicted of a criminal offense involving moral turpitude;

6.3.2.	A final court ruling (without the possibility of appeal) determines that the Executive has breached his fiduciary duty towards the Company;

6.3.3.
A final court ruling (without the possibility of appeal) determines that the Executive has materially breached the Agreement through the unauthorized disclosure of Company's secrets or competition with the Company.

6.4.	Without derogations from the generality of this section, this Agreement shall automatically terminate at the commencement of the Company's dissolution.

7.	Independent Contractor

7.1.
Each of the Executive and the Service Provider represent and undertake that their status towards the Company is that of an independent contractor and that no employee-employer relations exist between each of them and the Company.

7.2.
The Service Provider is aware that the compensation paid to it hereunder, is paid by the Company based on the Service Provider being an independent contractor and based on the fact that no employee-employer relations exist in this respect as stated above; and that the existence of employee-employer relations would have substantially reduced the compensation paid by the Company to the Service Provider.

7.3.
In view of the above, the parties agree that if a court shall determine in the future that notwithstanding the provisions of this Agreement, employee-employer relationship do exist between the Company (or any of the corporations composing the Ituran group, hereinafter referred to as "Ituran") and the Service Provider or the Executive, then an alternative arrangement shall apply among the parties pursuant to which 40% of the Fixed Monthly Pay received by the Service Provider from the Company shall be deemed as a loan extended to the Service Provider by the Company, which loan is  to the consumer price interest and bears an annual interest of 5% (the "Loan") and the remaining 60% of the Fixed Monthly Pay shall be deemed salary and benefits ordinarily paid to an employee of the Company.

7.4.
The Loan and its revenues shall become payable on the day in which the Company or Ituran were first submitted with a demand to recognize the existence of employee-employer relations between the Executive or the Service Provider and the Company an/or Ituran. In such an event, the Service Provider shall be obligated to repay the Loan and its revenues to the Company upon the first written demand therefor, after deduction of amounts constituting severance pay and social benefits, pursuant to a final ruling of a court.

7.5.
Without derogating from the above, in the event that, for any reason whatsoever, the tax authorities and/or social security and/or with respect to health insurance and/or any other authority, demand payment of any tax differences from the Company resulting from the Company's engagement with the Service Provider and the Executive hereunder, then the Service Provider and the Executive undertake to indemnify the Company for any such payment, immediately upon the Company's first demand therefor in writing.

8.	General

8.1.
This Agreement is a special agreement between the Company and the Service Provider and the Executive, and fully regulates all the terms of service of the Executive to the Company. Nothing contained herein shall derogate from the Executive's right to receive indemnification and office holders' insurance coverage as approved and shall be approved by the Company from time to time.

8.2.
Any promise, obligation, undertaking, announcement or representation and so forth, which were given or made on behalf of the Company and/or its shareholders and/or the Service Provider and/or the Executive prior to the execution of this Agreement, if any, are terminated and invalidated hereof, except and to the extent they are explicitly included in this Agreement.

8.3.	If any provision of this Agreement is terminated by any court or declared invalid for any reason, the remaining provisions of this Agreement shall remain in effect.

8.4.
The addresses of the parties are as set forth in the preamble to this Agreement, Any notice delivered by a party to another by registered mail shall be deemed to have been received by the addressee at the lapse of 72 hours from the time of its submission for delivery at the post officer, and if delivered by hand – upon its delivery. A party that changes its address, shall immediately inform the other parties of such change in writing.

8.5.	The parties execute this Agreement after they have carefully read it and they represent that they are aware of the content and meaning of their undertakings hereunder.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the day and year first above written.

[Signed] Ituran Location and Control Ltd. By: ____________________ Position: ________________ [Signed] Eyal Sheratzky	[Signed] ORAS Capital Ltd. By: ____________________ Position: ________________